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Investor Relations Contacts:
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KCSA Strategic Communications
Marybeth Csaby / Meghan Garrity
212-896-1236 / 212-896-1224
mcsaby@kcsa.com / mgarrity@kcsa.com
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              TTI Telecom Announces Adjournment of Special Meeting

Rosh Ha'ayin, Israel - June 12, 2008 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) today announced that the special general meeting of shareholders called to approve (1) the grant to Meir Lipshes, the Chairman of the Board of Directors and the Chief Executive Officer of the Company, of an annual bonus for the year 2007 and (2) an amendment to the Articles of Association of the Company in relation to the requisite quorum at shareholders meetings, was adjourned due to the lack of requisite quorum.

The special meeting has been adjourned to Thursday, June 19, 2008, at 5:00 p.m. (Israel time), at the offices of the Company, 12 Amal Street, Afek Park, Rosh Ha'ayin, Israel. Accordingly, shareholders who have not voted as of yet are encouraged to submit their votes. Proxy cards must be received not later than seventy-two (72) hours before the meeting (as adjourned).

As described in the proxy statement and in accordance with the Company's Articles of Association, if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum.

The record date for shareholders entitled to vote at the special meeting remains the close of business on May 12, 2008.

About TTI Telecom:
TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FAM) and Performance Management (PMM) - that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.


Forward looking statements
Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


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